Exhibit 8.1

Name of Subsidiary	Jurisdiction of Incorporation	Beneficial Ownership
Windrace International Company Limited	Cayman Islands	100%
Windrace Investment Holding Limited	British Virgin Islands	100%
Exceed Brand Management (BVI) Co. Ltd.	British Virgin Islands	50%
Exceed Brand Management (Hong Kong) Company Limited	Hong Kong	50%(1)
Hei Dai Lung Group Company Limited	Hong Kong	100%
Fujian Xidelong Sports Goods Co., Ltd.	People’s Republic of China	100%
Xidelong (China) Co. Ltd.	People’s Republic of China	100%

Note: (1) Exceed Brand Management (Hong Kong) Company Limited is a wholly owned subsidiary of Exceed Brand Management (BVI) Co. Ltd .in which Windrace International Company Limited owns a 50% interest.